novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

06/13/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 14 of June 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27


Stock

Reduction of share capital

June 13, 2006

Bagsvaerd – Novozymes has completed a reduction of its share capital as decided and approved on Novozymes A/S' annual general meeting on March 1, 2006.

The right to contest a claim has expired unchallenged and therefore the reduction of Novozymes' share capital has been filed and registered with the Danish Commerce and Companies Agency.

The reduction of share capital constitutes DKK 46 million and after registration the share capital will be DKK 650 million, corresponding to 65.0 million shares.

	Share capital in DKK	No. of shares, DKK 10
A shares	107,487,200	10,748,720
B shares	542,512,800	54,251,280
Total	650,000,000	65,000,000

As of June 12, 2006, Novozymes' holding of own shares comprised 6,471,082 B shares, equivalent to 1,871,082 B shares after capital write-down or 2.88% of the written-down share capital.

Contact persons

Media Relations:

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund
Tel. (direct) +45 4442 8682
Mobile: +45 3079 8682

Ian Christensen
Tel. (direct) +45 4446 0341
Mobile: +45 3077 0341

novozymes®

Unlocking the magic of nature

novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

06/12/2006

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 13 of June 2006.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79



Novozymes acquires Delta Biotechnology Ltd

June 12, 2006

Novozymes takes over UK company Delta Biotechnology Ltd, and thus strengthening its position in ingredients for the biopharmaceutical industry.

On June 12, 2006 Novozymes signed an agreement to acquire Delta Biotechnology Ltd from the sanofi-aventis group. The acquisition is subject to the usual official approvals and is expected to be finalised in the next one to three months.

Nottingham-based Delta Biotechnology is a small technology-driven company involved in the research, development, production and sale of microbially produced recombinant proteins. Delta Biotechnology Ltd has 106 employees and a strong position in the market segment of recombinant human albumin, an ingredient used in the biopharmaceutical industry as replacement for human serum albumin.

The company's sales, which are primarily contract-based, amounted to around DKK 100 million in 2005 and have mainly been based on annual sales of Recombumin® for the formulation of biopharmaceutical products. The company also has in its pipeline projects for other quality grades of recombinant albumin and recombinant transferrin, which may be used as ingredients for cell culture media in the future. In addition Delta Biotechnology has developed a platform for producing recombinant proteins based on the Albufusion technology.

Novozymes is taking over Delta Biotechnology Ltd as part of its strategy of acquiring businesses which can strengthen its position and which use the same technology base as Novozymes. The acquisition will underpin the creation of a platform in ingredients for the biopharmaceutical industry. Novozymes already produces and develops ingredients for the biopharmaceutical industry.

Novozymes' CEO Steen Riisgaard had the following comments on the transaction: "Delta Biotechnology Ltd is a good match for our existing projects in ingredients for the biopharmaceutical industry. The acquisition will bring us significant know-how and technology, and it is also an existing business which can support our continued expansion in this area."

The parties have agreed not to disclose the purchase price. The acquisition is expected to have a marginal positive impact on sales in 2006. Due to non-recurring costs in connection with the acquisition, the net impact on operating profit in 2006 is expected to be slightly negative.

novozymes®

Unlocking the magic of nature



Contact persons

Media Relations:

Cirkeline Buron
Tel. (direct): +45 4446 0626
Mobile: +45 3077 0026

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund
Tel. (direct) +45 4442 8682
Mobile: +45 3079 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.